787 Seventh Avenue
New York, NY 10019-6099
Tel:  212 728 8000
Fax: 212 728 8111

August 23, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Franklin Limited Duration Income Trust

(Securities Act File No. 333-225639, Investment Company Act File No. 811-21357)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of Franklin Limited Duration Income Trust (the “Fund”), we hereby transmit for filing, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 (“Registration Statement”) for the Fund.

The Amendment includes new disclosure reflecting the Fund’s current operations and also revisions reflecting the Fund’s entry into a committed financing arrangement on August 10, 2018 and the redemption of the Fund’s Auction Preferred Shares, which will occur on August 31, 2018 and for which notice was filed with the Securities and Exchange Commission (“SEC” or “Commission”) on August 1, 2018 pursuant to Rule 23c-2 under the 1940 Act.   In addition, we draw your attention to revisions to the “Plan of Distribution” section in the form of prospectus supplement for subscription rights to acquire common shares.  These revisions, among other things, describe a service designed to facilitate trading in rights for the benefit of shareholders who do not elect to participate in a rights offering.  This mechanism has been used in recent rights offerings by other closed-end funds, including The Cushing® Renaissance Fund in 2018 and KKR Income Opportunities Fund in 2017.

The Amendment also contains the Fund’s responses to telephonic comments provided by Raymond Be and Christina DiAngelo Fettig of the staff (“Staff”) of the Commission on July 19, 2018, to Bissie K. Bonner of our firm regarding the filing of the Registration Statement. For the convenience of the Staff, the comments are summarized below.  We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser.  The Fund’s responses to the Staff’s comments are set out immediately under each comment.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Disclosure Staff Comments

Securities and Exchange Commission

August 23, 2018

 (1)       Comment:      In the sub-section of the Prospectus Summary entitled “Distributions,” please briefly explain the meaning of the phrase “return of capital” in plain English.  (Prospectus, p. 11).

            Response:       Revised as requested.

(2)        Comment:      The Staff notes that the Fund’s portfolio turnover rate (not excluding mortgage dollar rolls) has consistently exceeded 100% in previous fiscal years.  Please consider adding disclosure regarding the risks of active and frequent trading of portfolio securities in the discussion of the Fund’s principal investment risks.

            Response:       Revised as requested.

(3)        Comment:      Please explain supplementally why the Fund does not include swaps in the Fund’s limit on illiquid investments to the extent that swaps are considered illiquid. (Prospectus, pp. 20, 22).

            Response:       The Fund has revised its investment limitation regarding illiquid securities and has eliminated the exclusion for swaps and increased the percentage of the Fund’s total assets that may be invested in illiquid securities from 15% to 25%.

(4)        Comment:      Please add disclosure describing the quantitative analysis the Investment Manager uses to evaluate companies as part of its research driven, fundamental strategy. (Prospectus, p. 21).

            Response:       Revised as requested.

 (5)       Comment:      Please add disclosure to the discussion of the Fund’s principal investment risks stating that investments in bank loans may not be deemed to be securities under certain federal securities laws and therefore may lack the protections afforded by the federal securities laws.

            Response:       Revised as requested.

(6)        Comment:      Please update the discussion of CDOs as necessary to reflect the current market for such instruments. (Prospectus, p. 34).

            Response:       Revised as requested.

(7)        Comment:      Please add disclosure describing how the Fund classifies a market as an “emerging market.” (p. 44).

            Response:       Revised as requested.

(8)        Comment:      With respect to the discussion of the over-subscription privilege in the prospectus supplement for subscription rights to acquire common shares, please indicate supplementally whether the Fund reserves the right to issue shares in the secondary over-subscription at a price below NAV.  To the extent the Fund does not reserve such right, please indicate that shares issued in the secondary over-subscription will be issued at a price at or above NAV.  To the extent that the Fund does reserve such right, please represent supplementally that the Fund will not issue shares below NAV in the secondary over-subscription unless the Staff notifies the Fund that it does not object to the Fund doing so. (Prospectus Supplements, p. R-11).

Securities and Exchange Commission

August 23, 2018

            Response:       In an interpretative letter issued to the Association of Publicly Traded Investment Funds (Aug. 2, 1985) (“APTIF”), the Staff stated its belief that, for purposes of Section 23(b)(1) of the 1940 Act, a transferable rights offering made by a closed-end fund at a price below current NAV is considered “in connection with an offering to the holders of one or more classes of its capital stock” if the offering meets the following requirements:

1.      the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

2.      management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights;

3.      the ratio of the offering does not exceed one new share for each three rights held; and

4.      the fund’s directors make a good faith determination that the offering would result in a net benefit to existing shareholders.

In the second incoming letter for the APTIF letter, the applicant provided information on whether oversubscription rights would be included in the transferable rights offerings made by closed-end funds based on the requested interpretation.  The applicant stated in relevant part that whether or not an offering includes oversubscription rights should be left to management which can weigh the likely benefits of raising some amount of additional capital against the costs of administering such an arrangement.  The applicant further stated that whatever decision is made should not affect the fairness to shareholders of the transferable rights offering itself. Accordingly, the applicant requested that the Staff not condition any interpretive position or definition of a transferable rights offering on the existence or non-existence of an oversubscription privilege; rather, this option should be left to corporate management in the exercise of its determination of whether or not an offering would result in a net benefit to existing shareholders.  Informed by these representations from the applicant, the Staff’s interpretation in the APTIF letter did not place any specific limits on an oversubscription privilege.

In a letter responding to questions about the propriety of a transferable rights offering dated January 23, 1993 (the “Chief Counsel Letter”), the Chief Counsel of the Division of Investment Management confirmed that the conditions of the APTIF letter apply to transferable rights offering. The Chief Counsel Letter stated that “Section 23(b) attempts to strike a balance between protecting existing shareholders against dilution and providing sufficient flexibility for closed-end investment companies to raise additional capital where the company is unable to raise sufficient capital by selling to shareholders alone.  Accordingly, provided that [the] offering met the requirements listed [in the APTIF letter], it has complied with the 1940 Act.”  With respect to the requirement that a closed-end fund’s directors determine in good faith that the rights offering would result in a net benefit to existing shareholders, the Chief Counsel Letter explained that this means that a closed-end fund’s directors must conclude in good faith that non-exercising shareholders will be compensated for their dilution.  The Staff recognized in the Chief Counsel Letter that there are benefits to non-exercising shareholders in addition to selling their transferable rights and provided examples of how non-exercising shareholders may derive such benefits, including if the rights offering:

Securities and Exchange Commission

August 23, 2018

1.      enables the fund’s adviser to invest additional assets that earn a return that exceeds the dilution; and/or

2.      increases the company’s total assets, which also may benefit existing shareholders by reducing expenses per share due to the spreading of fixed expenses over a larger asset base.

In light of the foregoing, if a closed-end fund’s directors make the determinations required by the APTIF letter, including the good faith determination that the offering would result in a net benefit to existing shareholders, then the letters clearly would not prohibit the directors from making a decision to engage in a transferable rights offering at a price below NAV and with a ratio of less than 3:1 (e.g., 4:1 or 6:1) while also offering a secondary oversubscription privilege that would not result in the proceeds from the offering exceeding a 3:1 ratio.

Accordingly, the Fund reserves the right to issue shares in a secondary oversubscription at a price below NAV in a transferable rights offering in compliance with the guidance discussed above, which in all cases would not cause the proceeds from the rights offering to exceed a 3:1 ratio.  The Fund notes that it intends to disclose the percentage limit on the number of shares that could be issued in the secondary oversubscription privilege, as indicated on page R-11, so that shareholders would be informed of the magnitude of their potential dilution if they elect not to participate in the oversubscription.

In light of the guidance discussed above, the Fund respectfully submits that the Fund is not required to seek the Staff’s approval to offer shares in a secondary oversubscription at a price below NAV if the rights offering complies with the conditions of the APTIF letter.  Furthermore, seeking Staff approval of the Fund’s intent to issue shares in a secondary oversubscription would be unduly burdensome and could have an adverse effect on the ability of the Fund to complete a rights offering in a timely manner.

(9)        Comment:      Please clarify whether the subscription price for shares issued in the secondary over-subscription would be the same price for the shares issued in the primary subscription and the primary over-subscription. (Prospectus Supplements, p. R-11).

            Response:       The Fund has revised the first sentence of the fourth paragraph on page R-11 as follows:

[In addition, the Fund, in its sole discretion, may determine to issue additional Common Shares at the same Subscription Price in an amount of up to [    ]% of the shares issued pursuant to the primary subscription, referred to as “secondary over-subscription shares.”

(10)      Comment:      Please state whether the Fund’s Nominating Committee will consider Trustee nominees recommended by security holders and, if so, describe the procedures for security holders to submit recommendations for nominees.  See Item 18.5(b)(4) of Form N-2.

Securities and Exchange Commission

August 23, 2018

            Response:       Revised as requested.

(11)      Comment:      Please state that information regarding how the Registrant voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address, or both; and (ii) on the SEC’s website at http://www.sec.gov.  See Item 18.16 of Form N-2.

Response:       Revised as requested.

Accounting Staff Comments

(12)      Comment:      In the event the Fund files or requests effectiveness of the Registration Statement after the Fund’s semi-annual report to shareholders for the fiscal period ended June 30, 2018 has been filed, please incorporate the financial statements for such period into the Registration Statement.

            Response:       The Fund will incorporate the financial statements for the fiscal period ended June 30, 2018 if the Fund files or requests effectiveness of the Registration Statement after the Fund’s semi-annual report for such period has filed.

(13)      Comment:      The Staff notes that Form N-CSR was recently updated to include new Item 12, which requires the disclosure of securities lending activities for closed-end management investment companies.  Please confirm that the Fund will include the information required by Item 12 in future reports filed on Form N-CSR.

            Response:       The Fund confirms that the Fund will include the information required by Item 12 in future reports filed on Form N-CSR.

(14)      Comment:      Please provide supporting calculations for (a) the amount of the Fund’s leverage as of May 31, 2018 (Prospectus, p. 11) and (b) the amount of asset coverage per preferred share in the Fund’s financial highlights (Prospectus, p. 14).

            Response:       The Fund expects to file another pre-effective amendment to the Registration Statement in September 2018, at which time the Fund will provide supporting calculations for (a) the amount of the Fund’s leverage as of September 1, 2018 (or another date following the aforementioned redemption of the Fund’s Auction Preferred Shares on August 31, 2018) and (b) the amount of asset coverage per preferred share in the Fund’s financial highlights.

(15)      Comment:      If the Fund intends to satisfy the requirements of Item 4.3 of Form N-2 by including the required audited information regarding the Fund’s senior securities in the Fund’s financial highlights in the Registration Statement, please confirm that the Fund will include all information required by Item 4.3 in the Fund’s financial highlights on a going forward basis.  In particular, the Staff notes that the total amount outstanding of each class of the Fund’s senior securities should be added to the Fund’s financial highlights (Prospectus, p. 14).

Securities and Exchange Commission

August 23, 2018

Response:       The Fund confirms that it will include all information required by Item 4.3 to the extent it is applicable in the Fund’s financial highlights on a going forward basis.

(16)      Comment:      Footnote 1 to the table entitled “Shareholder Transaction Expenses” states that the line items for “Record Date Sales Load” and “Offering Expenses” provide the estimated maximum amount based on an offering of $200 million in Common Shares.  Please provide support for the reasonableness of using $200 million as the offering size for purposes of estimating these line items. (Prospectus, p. 13).

            Response:       The Fund believes, after assessing potential market opportunities, that a $200 million offering size is reasonable in light of the fact that the Registration Statement would provide the Fund flexibility to engage in multiple offerings of common shares and/or subscription rights to acquire common shares during the three-year period following the effective date of the Registration Statement.

(17)      Comment:      If the Fund plans to use a form of leverage other than preferred shares, please include a line item for “Interest Expense” in the table entitled “Annual Operating Expenses” with respect to the leverage to be incurred and update footnote 3 to the table to reflect such leverage. (Prospectus, p. 13).

            Response:       Revised as requested.

(18)      Comment:      In the form of prospectus supplement for subscription rights to acquire common shares, please revise the section entitled “Financial Statements” to incorporate by reference the Fund’s semi-annual financial statements, to the extent applicable, and include the dates of the shareholder reports from which the Fund’s annual financial statements and, if applicable, semi-annual financial statements are incorporated by reference. (Prospectus Supplements, p. R-24).

            Response:       Revised as requested.

(19)      Comment:      Please revise the list of statements incorporated by reference in Item 25.1(b) of the Part C to include the Fund’s financial highlights.  (Part C, p. C-1).

            Response:       Revised as requested.

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Securities and Exchange Commission

August 23, 2018

Any questions or comments regarding this letter should be directed to the undersigned at
(212) 728-8970.

Very truly yours,

/s/ Jay Spinola

Jay Spinola

cc:        Karen L. Skidmore, Esq., Franklin Limited Duration Income Trust

Navid J. Tofigh, Esq., Franklin Limited Duration Income Trust

            Kenneth L. Greenberg, Esq., Stradley Ronon Stevens & Young, LLP